SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A
C.N.P.J. No. 42.150.391/0001-70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON JULY 25, 2008

1. DATE AND TIME: July 25, 2008, at 10:00 a.m. 2. PLACE: The company’s principal place of business located at Rua Eteno, 1561, Complexo Petroquímico de Camaçari, CEP 42.810 -000, Municipality of Camaçari, State of Bahia. 3 – CALL NOTICE AND PUBLICATION: The Call Notice was published, pursuant to article 124 of Law 6404/76, on the 10th, 11th, 12th and 13th days of July 2008 in the "Official Gazette of the State of Bahia", and on the 10th, 11th and 12th days of July 2008, in the newspaper "A Tarde", and it was also disclosed on those same dates in accordance with CVM Rulings Nos. 02/78 and 207/94 and widely circulated in the newspaper "Valor Econômico", on July 10, 11/12/ 13 and 14, 2008. 4 - ATTENDANCE: Shareholders representing more than ninety percent (90%) of the Company’s voting capital, as verified by the signatures below and contained in the “Shareholders’ Attendance Book”. 5 – PRESIDING BOARD: Chairman: Fabiana Fagundes, and Secretary: Ana Patrícia Soares Nogueira, who were chosen as set forth in article 17 of the Bylaws. 6. AGENDA: 01) Election of the members of the Board of Directors, in view of the requests for resignation that were presented, and appointment of the Chairman and Vice Chairman of the Company’s Board of Directors. 7. DELIBERATIONS: The matters established in the Agenda were put to discussion and voting, and the following deliberations were unanimously taken: 7.1. RESIGNATIONS AND REPLACEMENT IN THE BOARD OF DIRECTORS – a) to take knowledge of the requests for resignation presented by Members Pedro Augusto Ribeiro Novis and Arão Dias Tisser, and by Alternate Members Ruy Lemos Sampaio, Rogério Gonçalves Mattos and Paulo Pinheiro Castelo Branco; b) to pose votes of thanks and recognition to the withdrawing Members in view of their efforts and contribution to the Company; c) to elect to the vacant positions, as a result of the above mentioned requests for resignation, for a term of office coinciding with that of the other members of the Board of Directors, that is, until the Annual General Meeting that will examine the managers’ accounts for the fiscal year ending at December 31, 2009, as full members: Messrs. MARCELO BAHIA ODEBRECHT, Brazilian, married, civil engineer, enrolled in the Individual Taxpayers’ Register (CPF/MF) under No. 487.956.235 -15, bearer of Identity Card RG No. 2.598.834 SSP/BA, resident and domiciled in São Paulo/SP, with business office at Avenida das Nações Unidas, 4.777, 7th floor, Alto de Pinheiros, São Paulo/SP, CEP.05.477 -000; and DJALMA RODRIGUES DE SOUZA, Brazilian, married, mines engineer, enrolled in the Individual Taxpayers’ Register (CPF/MF) under No. 099.162.964 -72, bearer of Identity Card RG No. 820.765 SSP/PE, resident and domiciled in Rio de Janeiro/RJ, with business address at Avenida República do Chile, 65, 9th floor, suite 903, Centro, Rio de Janeiro/RJ, CEP. 20.031 -912; and as alternate members: Messrs. PAULO HENYAN YUE CESENA, Brazilian, separated, chemical engineer, enrolled in the Individual Taxpayer’s Register (CPF/MF) under No. 173.429.088 -94, bearer of Identity Card RG No. 19.951.448 -3 SSP/SP, resident and domiciled in São Paulo /SP, with business office at Avenida das Nações Unidas, 4.777, 8th floor, Alto de Pinheiros, São Paulo/SP, CEP.05.477 -000, to act as alternate member of the Actual Member Alvaro Pereira Novis; ALEXANDRE COUTINHO BARBOZA, Brazilian, divorced, economist, enrolled in the Individual Taxpayer’s Register (CPF/MF) under No. 944.028.847 -72, bearer of Identity Card No. 18.856, issued by the Regional Economy Council of Rio de Janeiro, resident and domiciled in Rio de Janeiro/RJ, with business office at Avenida República do Chile, 65, 9th floor, suite 903, Centro, Rio de Janeiro/RJ, CEP. 20.031 -912, to act as alternate member of the Actual Member Francisco Pais; d) to establish that, as of this date, Member ARÃO DIAS TISSER, the actual member of the Board of Directors, will assume the position of alternate member of the Actual Member elected herein, Mr. Djalma Rodrigues de Souza, in replacement of the resigning Member, Paulo Pinheiro de Castelo Branco, and Alternate Member MARCOS WILSON SPYER REZENDE, will assume the position of alternate member of the Actual Member elected herein, Marcelo Bahia Odebrecht. The Board Members elected herein represent, in writing, for the purposes of article 37, item II, of Law No. 8934 of November 18, 1994, with the wording of Law No. 10194, of February 14, 2001, that they have not been prevented from performing trading activities or from managing mercantile companies due to any crime, nor have they been prevented by a special law or sentenced for a crime of bankruptcy, prevarication, bribery or payoff, graft, embezzlement, against the welfare, public faith or property, or criminal penalty, which would prohibit, even if temporarily, their access to public offices, as provided for in paragraph 1 of article 147, of Law No. 6404 of December 15, 1976, having also presented, in accordance with CVM Rulings Nos. 358, of January 03, 2002, and 367, of May 29, 2002, written statements according to the terms of such Rulings, which were filed at the Company’s headquarters, after which the respective instrument of investiture was drawn up in the proper book; 7.2. APPOINTMENT OF THE CHAIRMAN AND VICE CHAIRMAN – In view of the resignation of the Chairman of the Board of Directors, the following persons were designated to perform the duties of Chairman and Vice Chairman, respectively: Messrs. MARCELO BAHIA ODEBRECHT and DJALMA RODRIGUES DE SOUZA. As a result of the above changes, the Company’s Board of Directors will be made up as follows: ACTUAL MEMBERS: MARCELO BAHIA ODEBRECHT – CHAIRMAN; DJALMA RODRIGUES DE SOUZA – VICE CHAIRMAN; ALVARO FERNANDES DA CUNHA FILHO; ALVARO PEREIRA NOVIS; ANTONIO BRITTO FILHO; EDMUNDO JOSÉ CORREIA AIRES; FRANCISCO PAIS; FRANCISCO TEIXEIRA DE SÁ; JOSÉ DE FREITAS MASCARENHAS; JOSÉ MAURO METTRAU CARNEIRO DA CUNHA; and NEWTON SERGIO DE SOUZA. RESPECTIVE ALTERNATES: MARCOS WILSON SPYER REZENDE; ARÃO DIAS TISSER; MARCOS LUIZ ABREU DE LIMA; PAULO HENYAN YUE CESENA; RUBIO FERNAL FERREIRA E SOUSA; MÁRCIO DOMINGUES DE ANDRADE; ALEXANDRE COUTINHO BARBOZA; LÚCIO JOSÉ SANTOS JÚNIOR; GUILHERME SIMÕES DE ABREU; YUKIHIRO FUNAMOTO; and CLÁUDIO MELO FILHO. 8 - ADJOURNMENT: As there were no further subjects to be discussed, the Extraordinary General Meeting was ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Shareholders present at the meeting, which made up the quorum required to render the deliberations of this General Meeting valid, and by decision of the Shareholders, the extraction of the necessary certificates by the Secretary of the Meeting was authorized. Camaçari/BA, July 25, 2008. [Sgd.: (a) Presiding Board: Fabiana Fagundes – Chairman, and Ana Patrícia Soares Nogueira – Secretary; (b) Shareholders: Nordeste Química S.A. – Norquisa (by Fabiana Fagundes); Odebrecht S.A. (by Fabiana Fagundes); and Petrobras Química S.A. – Petroquisa (by Roberto Keller Thompson Mello)].

The above matches the original recorded in the proper book.

Ana Patrícia Soares Nogueira

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.